Freescale Semiconductor, Inc., 6501 William Cannon Drive West, Austin, Texas 78735

October 14, 2009

VIA FACSIMILE AND EDGAR

Mr. Eric Atallah

Reviewing Accountant

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549-0306

Re:	Freescale Semiconductor Holdings I, Ltd.
Freescale Semiconductor, Inc.
Form 10-K for the year ended December 31, 2008
Filed February 6, 2009
Form 10-Q for the Quarter Ended July 3, 2009
File No. 333-141128-05 and 001-32241

Dear Mr. Atallah:

Set forth below is the response of Freescale Semiconductor Holdings I, Ltd. (“Holdings I”) and Freescale Semiconductor, Inc. (“Freescale”) (together, the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated September 30, 2009 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the Company’s Form 10-Q for the quarter ended July 3, 2009. For your convenience, we have repeated below in bold and italics the Staff’s comments immediately prior to the response of the Company.

Freescale Semiconductor Holdings I, Ltd.

Freescale Semiconductor, Inc.

Form 10-K for the year ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Significant Accounting Policies and Critical Estimates, page 39

Valuation of Long Lived Assets, page 39

Freescale Semiconductor Holdings I, Ltd.

Freescale Semiconductor, Inc.

October 14, 2009

1.	We note that you recorded $1.6 billion in impairment charges related to your intangible assets in fiscal 2008. Please tell us and revise your future filings to provide more detail of the valuation methodology and assumptions. Within your discussion, please clearly quantify the key assumptions used in determining fair value and discuss the uncertainty associated with the key assumptions and any potential events and/or circumstances that could result in further impairment charges.

The Company respectfully notes the Staff’s comment. We determine the fair value of our intangible assets in accordance with ASC 820, Fair Value Measurements and Disclosures. We estimate the fair values of the intangible assets by the application of the Income Approach using the Discounted Cash Flow Method. The Discounted Cash Flow Method is comprised of estimating the future cash flows specific to the intangible asset for a certain discrete projection period and discounting those cash flows to present value at a rate of return that considers the relative risk of achieving the cash flows and the time value of money. The Excess Earnings Method is one variation of the Discounted Cash Flow Method we utilize to estimate the fair value of our Customer Relationships and Developed Technology / Purchased Licenses. The Excess Earnings Method projects revenue and expenses attributable to the intangible asset and then subtracts capital charges for the use of contributory assets. The Royalty Savings Method is another variation of the Discounted Cash Flow Method we utilize to estimate the fair value of our Tradenames / Trademarks. In the Royalty Savings Method, the value of the intangible asset is estimated by capitalizing the royalties saved because the Company owns the intangible asset as opposed to renting or leasing the asset.

When applying either the Excess Earnings Method or the Royalty Savings Method, the cash flows expected to be generated by the intangible asset are discounted to their present value equivalent using an appropriate weighted average cost of capital (“WACC”) for the respective asset being valued. The WACC is calculated by weighting the required returns on interest-bearing debt and common equity capital in proportion to their estimated percentages in the Company’s expected capital structure. The WACC is adjusted to reflect the relative risk associated with the cash flows of the asset being valued.

The valuations of our Customer Relationships and Developed Technology / Purchased Licenses are based on the Excess Earnings Method, which incorporates our long-term revenue projections as a key assumption. The long-term revenue projections utilized in the valuation of our Customer Relationships are adjusted using a retention curve derived based on historical experience and current expectations. The revenue attributable to Developed Technology / Purchased Licenses is determined by adjusting our long-term revenue projections for the percentage of our total revenue allocated to Developed Technology / Purchased Licenses in consideration of its estimated lifing curve. As technology in-process at the time the intangible asset was established and future technology begin to generate revenue, sales from Developed Technology / Purchased Licenses are projected to decline. The revenues described above are reduced by production and operating costs. The resulting cash flows are tax effected using an assumed market participant rate. We then adjust the cash flows for various contributory asset

Freescale Semiconductor Holdings I, Ltd.

Freescale Semiconductor, Inc.

October 14, 2009

charges (working capital, fixed assets, technology royalty, tradename / trademark and assembled workforce). The resulting cash flows are discounted and result in the estimated fair value of the respective intangible asset. We also incorporate an estimate of the future tax savings from amortization in the estimated fair value of Developed Technology / Purchased Licenses.

We use the Royalty Savings Method to value the Tradenames / Trademarks intangible asset. Our revenue projection over the expected remaining useful life of the Tradenames / Trademarks is a key assumption. We apply a royalty rate to the projected revenues. The royalty rate is based on product profitability, industry and markets served, tradename / trademark protection factors, and perceived licensing value. The resulting royalty savings are reduced by income taxes resulting from the annual royalty savings at a market participant corporate income tax rate to arrive at the after-tax royalty savings associated with owning the Tradenames / Trademarks. We also incorporate an estimate of the calculated future tax savings from the amortization of the Trademarks / Tradenames as an acquired intangible asset. Finally the present value of the estimated annual after-tax royalty savings for each year in the projection period and the present value of tax savings due to amortization are combined to estimate the fair value of the Trademarks / Tradenames.

The primary assumptions in each of these calculations are revenue and cost projections and the WACC utilized to discount the resulting cash flows. Our assumptions concerning revenues are impacted by global and local economic conditions in the various markets we serve. The primary drivers of the impairment recorded were the impact on future projected revenues of the termination of a supply agreement with Motorola, our intent to pursue strategic alternatives for our cellular handset product group and the weakening global market conditions. This global macroeconomic crisis resulted in weakening conditions in the automotive, industrial, consumer, networking and wireless semiconductor markets we serve with products such as communication processors, RF technology, multimedia processors, sensors and analog power management. Our cost projections include production, research and development and selling, general and administrative costs to generate the revenues associated with the asset being valued. These cost projections are based upon historical and projected levels of each cost category based on our overall projections for the Company.

Our projected revenues for 2009 at the time of the fair value estimate were anticipated to approximate 2/3 of our 2008 revenues. Also, in connection with the higher return of investment required by both debt and equity market participants on and around December 31, 2008, the WACC utilized was approximately 600 basis points higher than historical levels. Continued pressure on our forecasted product shipments in the future due to the current global macroeconomic environment, loss of one or more significant customers, loss of market share or lack of growth in the industries into which Freescale’s products are sold or an inability to ensure our cost structure is aligned to associated decreases in revenues could result in further impairment charges.

The Company will revise its disclosure in future filings to include more detail on its valuation methodology and assumptions.

Freescale Semiconductor Holdings I, Ltd.

Freescale Semiconductor, Inc.

October 14, 2009

Item 8. Financial Statements and Supplementary Data, page 45

Note 1. Summary of Significant Accounting Policies, page 50

-Foreign Currency Translation, page 52

2.	We note that you changed the functional currency for certain foreign operations to the U.S. dollar on January 1, 2008 on a prospective basis due to major changes in economic facts and circumstances. We note similar disclosure within Freescale Semiconductor, Inc.’s December 31, 2008 Form 10-K. Please tell us and revise your future filings to explain the major changes in economic facts and circumstances that led to the change in functional currency for certain of your foreign operations. Refer to the guidance in 830-10-45 of the FASB Accounting Standard Codification.

The Company respectfully notes the Staff’s comment. Effective January 1, 2008, we changed the functional currency for certain foreign operations to the U.S dollar and accounted for this change under ASC 830-10-45.

In accordance with ASC 830-10-45-7, once the functional currency for a foreign entity is determined, that determination shall be used consistently unless significant changes in economic facts and circumstances indicate clearly that the functional currency has changed. The changes impacting certain of our foreign entities included the creation of a European single billing entity named Freescale Semiconductor EME&A SA (“SBE”) in December 2007, which was established to provide sales and distribution services to our European external customers from one centralized location. Previously such activities were decentralized across our entities in Europe. The SBE negotiates, delivers and invoices for all contracts with our European external customers. Subsequent to the implementation of the SBE the other local foreign operations in Europe provide support to the SBE in servicing our customers and only record inter-company revenue from the SBE, which is denominated in the U.S dollar. In addition, all inter-company transactions, inter-company loans and other types of financing are denominated in the U.S. dollar for all foreign operations in which we changed the functional currency. In accordance with ASC 830-10-45-4b, financing is provided by U.S dollar sources.

The Company will revise its disclosure in future filings to explain in more detail the major changes in economic facts and circumstances that led to the change in functional currency for certain of our foreign operations.

Freescale Semiconductor Holdings I, Ltd.

Freescale Semiconductor, Inc.

October 14, 2009

Note 6. Employee Benefit and Incentive Plans, page 64

3.	We note that you utilize the Black-Scholes option pricing model to determine the fair value of your equity-based compensation. We note similar disclosures within Freescale Semiconductor, Inc.’s December 31, 2008 Form 10-K. Please revise future filings to explain how you determined the assumptions utilized in the model including the volatility, risk free interest rate, expected life, etc. Refer to the guidance in 718-10-50-2 of the FASB Accounting Standard Codification.

The Company respectfully notes the Staff’s comment. In accordance with ASC 718-10-50-2, the computation of the expected volatility assumptions used in the Black-Scholes calculations for grants was based on historical volatilities and implied volatilities of peer companies. The Company utilized the volatilities of peer companies due to its lack of extensive history as a public company and the fact its current equity is not publicly traded. The peer companies utilized operate in the semiconductor industry and are of similar size. When establishing its expected life assumptions, the Company uses the “simplified” method prescribed in ASC 718-10-S99-1 for companies that do not have adequate historical data. The risk-free interest rate is measured as the prevailing yield for a U.S. Treasury security with a maturity similar to the expected term assumption.

The Company will revise its disclosure in future filings to explain in more detail how the assumptions utilized in the Black-Scholes option pricing model, used to determine the fair value of our equity-based compensation, were determined.

Form 10-Q for the Quarter Ended July 3, 2009

Note 2 – Other Financial Data, page 6

Gain on Extinguishment of Debt, page 6

4.	We note your disclosures here and on pages 10-13 that you completed a debt exchange during the six months ended July 3, 2009 and that you recognized a $2.3 billion pre-tax gain within your condensed consolidated statement of operations. We note similar disclosures within Freescale Semiconductor, Inc.’s July 3, 2009 Form 10-Q. Please tell us and revise your future filings to explain in more detail how you accounted for the debt exchange. Within your discussion, please tell us how you considered the guidance in 470-50 of the FASB Accounting Standard Codification.

The Company respectfully notes the Staff’s comment. The debt exchange consummated in the first quarter of 2009 was determined to be an exchange of debt instruments with substantially different terms. The basis for this determination is the present value of the cash flows under the terms of the new debt instrument being greater than 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. Accordingly, the debt exchange was accounted for as a debt extinguishment under ASC 470-50-40-2.

Freescale Semiconductor Holdings I, Ltd.

Freescale Semiconductor, Inc.

October 14, 2009

In accordance with ASC 470-50-40-13, the Incremental Term Loan was initially recorded at fair value as discussed in Footnotes 2 and 4 to the Consolidated Financial Statements. The fair value of the new debt instrument was compared to the net carrying amount of the extinguished debt to determine the debt extinguishment gain. This gain was reduced by the write-off of unamortized debt issuance costs associated with the extinguished debt. The third party costs directly related to the exchange have been associated with the new debt instrument and are being amortized over the term of the new debt instrument using the effective interest method.

The Company will revise its disclosure in future filings to explain in more detail how it accounted for the debt exchange.

Freescale Semiconductor, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 4. Debt, page 64

5.	We note that your Senior Notes and Senior Subordinated Notes are guaranteed, joint and severally, by your Parent Companies. Please tell us how you considered the requirements of Rule 3-10 of Regulation S-X.

The Company respectfully notes the Staff’s comment.

The Company analyzed the provisions of Rule 3-10 of Regulation S-X, and determined that Rule 3-10(d) of Regulation S-X is applicable. Rule 3-10(d) states that when a subsidiary issues securities and both its parent company and one or more other subsidiaries of that parent company guarantee those securities, the parent company annual report, or parent company quarterly report, need not include financial statements of the issuer or any subsidiary guarantor if:

(1)	The issuer and all subsidiary guarantors are 100% owned by the parent company guarantor;

(2)	The guarantees are full and unconditional;

(3)	The guarantees are joint and several; and

(4)	The parent company’s financial statements are filed for certain specified periods and include a consolidating footnote.

As discussed in more detail below, the issuer and all subsidiary guarantors are 100% owned. The guarantees are all full, unconditional, joint and several. In addition, Holdings I’s financial statements have been filed for the required periods and have included a consolidating footnote.

Freescale prepares its own financial statements and files annual reports and quarterly reports separately from Holdings I because certain stock awards issued to certain of Freescale’s French

Freescale Semiconductor Holdings I, Ltd.

Freescale Semiconductor, Inc.

October 14, 2009

employees have been registered on a Form 10 filed in 2007. Although these restricted stock units (“RSUs”) and stock options are currently outstanding, for the purposes of Rule 3-10(d), Freescale remains 100% owned by its parent company.

Regulation S-X Rule 3-10(h)(1) provides that: “A subsidiary is ‘100% owned’ if all of its outstanding voting shares are owned, either directly or indirectly by its parent company.” Regulation S-X Rule 1-02(z) states that “voting shares” means “the sum of all rights, other than as affected by events of default, to vote for election of directors.” Appendix A to Regulation S-X Rule 3-10, states in Example No. 9 that if a subsidiary has outstanding options exercisable into its voting shares which are held by a party that is not a 100% owned subsidiary of the parent, the subsidiary is not a 100% owned subsidiary of the parent.

The existence of the RSUs and stock options held by certain French employees of Freescale raises the issue of whether Freescale is “100% owned” by its direct parent, Freescale Semiconductor Holdings V, Inc. (“Holdings V”) and, therefore, Holdings I. Specifically, the issue is whether any person, other than Holdings V (which is 100% owned by the Company), (a) will own voting shares of Freescale, or (b) currently hold exercisable stock options or rights to acquire voting shares of Freescale. The answer to both (a) and (b) is no as discussed below.

Holder’s Agreements

On or about December 1, 2006, holders of the French RSUs and French stock options signed Holder’s Agreements in which they agreed that upon such holder’s initial entitlement to shares of Freescale common stock arising from the exercise or vesting of stock options or RSUs, such shares would be deposited into a voting trust to be held pursuant to the terms of a Voting Trust Agreement between Freescale and Holdings V. The Voting Trust Agreement is governed by and was entered into pursuant to Section 218 of the Delaware General Corporation Law, that provides that upon deposit of the Freescale common stock with Holdings V, as trustee under the Voting Trust Agreement, certificates of Freescale common stock will be issued to Holdings V as voting trustee representing the Freescale stock originally issued and so deposited with the voting trustee. Upon such deposit, Holdings V becomes the sole owner of the shares of Freescale common stock and is entitled to vote the stock so issued during the period set forth in the Voting Trust Agreement. Accordingly, as provided under the terms of the Holder’s Agreement, no holder of French RSUs or French stock options will own shares of Freescale common stock.

The Holder’s Agreements modify the option exercise window to be a ninety-day period commencing upon certain events, and also provide for put and call options on the shares of Freescale common stock to be deposited into the voting trust upon exercise of the options. In addition, the exercise of a stock option will only become effective upon the closing of such put/call, at which time the option holder will receive only the excess of the put/call price over the option exercise price. RSUs vest on the second anniversary of the date of grant, and two years after such vesting date the put and call option on shares subject to RSUs becomes exercisable. Therefore, shares of Freescale common stock subject to RSUs may be held by the voting trust for as long as two years before they are repurchased by Freescale.

Freescale Semiconductor Holdings I, Ltd.

Freescale Semiconductor, Inc.

October 14, 2009

Voting Trust Agreement

Under the Voting Trust Agreement, holders of French RSUs and stock options receive voting trust certificates that evidence only the right to receive the amounts payable upon the exercise of a put and call option under the terms of the Holder’s Agreements. Accordingly, holders of French RSUs and stock options have contractual rights to funds to be deposited in the future and paid in respect of their voting trust certificates, but do not currently hold any right to (a) acquire shares of Freescale common stock, or (b) upon exercise of or vesting of stock options, become an owner of shares of Freescale common stock. As a result of the foregoing, the sole and exclusive owner of shares of Freescale common stock is, and will be, Holdings V.

Pursuant to Section 1(b) of the Voting Trust Agreement, each holder of Freescale options or RSUs (other than Holdings V) thereby deposits with the trustee (or directs Freescale to issue directly to the trustee) shares of Freescale common stock acquired upon (a) the exercise of any stock option, or (b) the vesting of any RSU. Each stockholder, Freescale and the trustee agree to take any action necessary to cause the common stock arising from the exercise or vesting of stock options and/or RSUs of such stockholder to be deposited with or transferred to, and in the name of, Holdings V, as trustee, on the books of Freescale. Upon receipt by Holdings V, as trustee of the shares, Holdings V will hold such shares subject to the terms and conditions of the Voting Trust Agreement and will deliver or cause to be delivered to each stockholder certificates (the “Voting Trust Certificates”), representing the shares so deposited by such stockholder.

Voting Trust Certificates carry no voting rights. The Voting Trust Agreement provides that Holdings V, as the trustee, possesses the legal title to the shares of common stock held by it thereunder, and is entitled in its sole discretion to exercise all rights and powers to vote such shares of common stock, including the giving of consents and the granting of proxies in respect thereof, with respect to any lawful corporate actions, whether or not in the ordinary course of business, and no holder of Voting Trust Certificates will in such capacity have any rights or powers to vote the shares of common stock or to give consents with respect to or grant proxies in respect thereof or otherwise take part in any corporate action.

Based on this analysis, Freescale as issuer, and its parent guarantors, including Holdings I, satisfy Rule 3-10(d) of Regulation S-X and the financial statements in the Company’s annual report and quarterly reports have been prepared accordingly.

Because of the Company’s complex structure and the existence of the French RSU and stock option holders, the Company further analyzed whether the consolidated financial statements permitted by Rule 3-10(d) of Regulation S-X would omit material information regarding Holdings I, Freescale or any of the guarantors. After considering this analysis with the Company’s independent auditor and outside counsel, the Company determined that all material information concerning Holdings I, Freescale and any of the guarantors is disclosed in the Holdings I and Freescale financial statements included in their respective annual reports on Form 10-K and quarterly reports on Form 10-Q. No material information has been or will be omitted by filing consolidated financial statements in accordance with Rule 3-10(d) of Regulation S-X.

Freescale Semiconductor Holdings I, Ltd.

Freescale Semiconductor, Inc.

October 14, 2009

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please call Dathan Voelter in the Freescale Law Department at (512) 895-7876 if you wish to discuss this letter.

Very truly yours,

/s/ Alan Campbell

Alan Campbell
Chief Financial Officer
Freescale Semiconductor Holdings I, Ltd.
Freescale Semiconductor, Inc.

cc:	Randy Hyzak
Dathan C. Voelter
Freescale Semiconductor, Inc.
Freescale Semiconductor Holdings I, Ltd.